
07072262

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 23 2007
WASH, D.C.
186
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-115710

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Synergy Financial Group, Inc.
310 North Avenue East
Cranford, New Jersey 07016

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

Date: June 7, 2007

By: 
Kevin A. Wenthen, Senior Vice President
Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2006

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Synergy Financial Group, Inc.
Employees' Saving and Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan and Trust as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Synergy Financial Group Inc. Employees' Saving and Profit Sharing Plan and Trust as of December 31, 2006 and 2005, and the changes in net assets available for benefits (modified cash basis) for the years then ended on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of Assets held at the end of the year, as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Demetrius and Company, L.L.C.
Wayne, New Jersey
June 25, 2007

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Investments	$ 8,852,926	$ 6,706,264
Participant loans	152,162	133,595
Due from broker	-	5,741
TOTAL ASSETS	9,005,088	6,845,600
LIABILITIES		
Due to broker	7,325	28,767
TOTAL LIABILITIES	7,325	28,767
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,997,763	$ 6,816,833

The accompanying notes are an integral part of these financial statements.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 1,566,152	$ (160,286)
Interest	26,537	14,167
Dividends	74,170	56,179
Other	-	(705)
	1,666,859	(90,645)
Less investment expenses	(5,282)	(1,795)
	1,661,577	(92,440)
Contributions:		
Participants'	408,702	326,992
Employer's	188,664	227,784
Rollovers	53,372	1,640
	650,738	556,416
TOTAL ADDITIONS	2,312,315	463,976
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	93,654	615,082
Administration expenses	37,731	32,823
TOTAL DEDUCTIONS	131,385	647,905
NET INCREASE (DECREASE)	2,180,930	(183,929)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	6,816,833	7,000,762
END OF YEAR	$ 8,997,763	$ 6,816,833

The accompanying notes are an integral part of these financial statements.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A - DESCRIPTION OF PLAN

The following description of the Synergy Financial Group, Inc. ("Company") Employees' Savings & Profit Sharing Plan & Trust ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and all part-time employees who have one year of service and have worked 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and a sponsor Stock Fund as investment options for participants. The Company will match the participant's contribution fifty cents for each dollar contributed up to 10% of the participant's salary, and the funds are invested directly in any investment offered by the Plan. Additional profit sharing amounts may be contributed at the option of the Company's board of directors and are invested in a portfolio of investments as directed by the Company. Contributions are subject to certain limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of service and is 100% vested after five years of credited service.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Participants must repay principal and interest ratably through bi-weekly payroll deductions.

Payment of Benefits. On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a four-year period or a ten-year period (if the spouse is the beneficiary). For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or through a partial lump-sum payment.

Forfeited Accounts. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $5,700 and $21,200. These accounts have been used to offset employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Practices

The Plan's financial statements are prepared on a modified cash basis of accounting. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations and is a comprehensive basis of accounting other than GAAP in the United States of America.

Estimates

The preparation of financial statements in conformity with modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are presented at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	2006	2005
Synergy Financial Group, Inc. 349,811 (2006) and 318,913 (2005) shares of common stock	$ 5,764,885	$ 3,999,169
State Street Investors - money market fund, 518,111 (2006) and 577,025 (2005) shares	618,111	577,025
State Street Investors - Midcap 400, 13,926 shares	-	355,392

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and (depreciated) in value by $1,566,152 and $(160,286), respectively.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE E - TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the Trust's net investment income is exempt from income taxes. The Plan's administrator has obtained a favorable tax determination letter on a Prototype Plan that the Plan has adopted from the Internal Revenue Service ("IRS") dated March 7, 2002, in which the IRS stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RISKS AND UNCERTAINCIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays a portion of the administrative expenses and the entire audit fee on behalf of the Plan.

NOTE H - REPORTABLE TRANSACTIONS

There were no reportable transactions during the year that require disclosure in these financial statements.

NOTE I - NEW AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

The Plan does not anticipate the adoption of recently issued accounting pronouncements to have a significant effect on the Plan's results of operation and net assets available for benefits.

NOTE J – ACQUISITION OF SYNERGY FINANCIAL GROUP, INC.

On May 13, 2007, the Company announced the signing of a definitive agreement pursuant to which Synergy Financial Group, Inc. will merge with and into New York Community Bancorp. The Company's Employees' Savings and Profit Sharing Plan and Trust will be terminated and the assets merged into New York Community's Plan. Upon termination of the Plan, all participants will become 100% vested in their accounts.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
PLAN 001
EIN 22-3798677
FORM 5500 SCHEDULE H PART IV LINE 4I -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments including maturity date	(d) Cost**	(e) Current Value
	State Street Investors	Moderate Strategic Balanced		$ 170,375
	State Street Investors	Conservative Strategic Balanced		73,763
	State Street Investors	Agressive Strategic Balanced		64,916
	State Street Investors	Money Market Fund		618,111
	State Street Investors	Russell 2000		230,561
	State Street Investors	Equity Index Fund S&P 500		368,973
	State Street Investors	S&P 500 Growth Fund		100,043
	State Street Investors	S&P 500 Value Fund		156,137
	State Street Investors	Midcap 400		350,287
	State Street Investors	NASDAQ 100 Index Fund		42,883
	State Street Investors	EAFE Index Fund		107,653
	State Street Investors	Passive Long TSX Fund		194,019
	State Street Investors	Collective Short Term Investment Fund		199,938
	Pentegra	Stable Value Fund		410,382
*	Synergy Financial Group, Inc.	Common Stock		5,764,885
	Participant loans	Member loans, interest rates range from 5% to 7% to be paid off within 5 years from date of loan		152,162
				$ 9,005,088

* Denotes a party-in-interest.
** Cost information is not required for participant-directed investments.

See accompanying independent auditors' report.

EXHIBIT 2

Consent of Demetrius & Company, LLC

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan and Trust

We consent to the inclusion in this Registration Statement on Form S-8 of our report dated June 25, 2007, appearing in this Annual Report on Form 11-K for Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan and Trust for the year ended December 31, 2006.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.

Wayne, New Jersey
June 25, 2007

END